TCW Private Asset Income Fund
(the “Fund”)
Supplement dated November 6, 2026 to the Fund’s Prospectus,
dated April 30, 2026, as supplemented
This Supplement provides new information beyond that contained in the Prospectus and should be read in conjunction with such document.
The Shareholder Expenses Table and Expense Example Table in the “SUMMARY OF FEES AND EXPENSES” section of the Fund’s Prospectus are deleted in their entirety and replaced with the following:
SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. You may qualify for sales charge discounts on Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in the “SALES CHARGES” and “SALES CHARGE REDUCTIONS AND WAIVERS” sections of the Prospectus.

SHAREHOLDER TRANSACTION EXPENSES	Class A Shares		Class I Shares	Class I‑3 Shares
Maximum initial sales charge (load) imposed on purchases (as a percentage of offering price)	3.50	%(1)	None	None

Maximum deferred sales charge (load) (as a percentage of offering price or repurchase proceeds, whichever is lower)	1.00	%(2)	None	None

Repurchase fee (as a percentage of amount repurchased)	None		None	None

ANNUAL FUND EXPENSES	Class A Shares	Class I Shares	Class I‑3 Shares
(as a percentage of average net assets attributable to Shares)
Management Fee	1.00%	1.00%	1.00%

Distribution and Shareholder Servicing Fee	0.75%	None	None

Other Expenses(3)	1.12%	0.91%	1.31%

Acquired Fund Fees and Expenses	0.03%	0.03%	0.03%

Total Annual Fund Expenses(3)(4)	2.90%	1.94%	2.34%

(1)
Investors purchasing Class A Shares may be charged a sales load of up to 3.50% of the investment amount. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Distribution Agreement.”

(2)	Investments in Class A Shares of $500,000 or more will be subject to a 1.00% contingent deferred sales charge if the Shares are sold within 18 months of purchase.
(3)	Other expenses have been restated to reflect estimated expenses for the current year.
(4)
The “Total Annual Fund Expenses” shown differ from the corresponding ratios included in the Fund’s Financial Highlights, which do not reflect indirect expenses, such as “Acquired Fund Fees and Expenses.”

Example:
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above.
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return and assuming that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$64	$122	$182	$344
Class I Shares	$19	$60	$103	$223
Class I‑3 Shares	$23	$72	$123	$264
The example and the expenses in the table above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. Further, because the Fund has not completed a full fiscal year of operations and certain classes have low average net assets, the example of expenses in the table above appears unusually high and may not be representative of the Fund’s operating expenses on a going-forward basis. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “The Adviser.”
Shareholders of the Fund should retain this Supplement for future reference.